Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-209657

Regions Financial Corporation

Pricing Term Sheet

$ 600,000,000

3.200% Senior Notes due 2021

Reopening

This term sheet supplements the information set forth under “Description of Notes” in the Preliminary Prospectus Supplement, subject to completion, dated May 10, 2016 to the Prospectus dated February 23, 2016.

Issuer	Regions Financial Corporation

Title of Security	3.200% Senior Notes due 2021 (the “Notes”)

Ratings (Moody’s/S&P/Fitch/DBRS)*	Baa3 (Stable) / BBB (Stable) / BBB (Stable) / BBB (Positive)

Principal Amount	$600,000,000; the Notes constitute a further issuance of, will be consolidated with and form a single series with the $500,000,000 aggregate principal amount of 3.200% Senior Notes due 2021 issued on February 8, 2016. The issuance of the Notes will increase the total aggregate principal amount of the notes of this series to $1,100,000,000.

Maturity	February 8, 2021

Coupon	3.200%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Optional Redemption	At any time on or after January 8, 2021, the Issuer may, at its option, and from time to time, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed. Holders of any Notes redeemed will also receive accrued interest thereon to the date of redemption.

Benchmark Treasury	1.375% US Treasury due April 30, 2021

Spread to Benchmark Treasury	+170 basis points

Benchmark Treasury Spot and Yield	100-26;1.206%

Price to Public	101.269% of Principal Amount (plus Accrued Interest from February 8, 2016)

Accrued Interest from February 8, 2016	$5,066,666.67

Net Proceeds to Issuer (after underwriting discounts and commissions and before offering expenses and excluding accrued interest):	$605,664,000 (100.944%)

Yield to Maturity	2.906%

Interest Payment Dates	February 8 and August 8 of each year, commencing August 8, 2016

Trade Date	May 10, 2016

Settlement Date	May 13, 2016 (T+3)

Denominations	$2,000 x $1,000

CUSIP / ISIN	7591EPAK6 / US7591EPAK68

Joint Bookrunners	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Regions Securities LLC

Co-Managers	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Apto Partners, LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, Deutsche Bank Securities Inc. at (800) 503-4611, Goldman, Sachs & Co. at (866) 471-2526, J.P. Morgan Securities LLC at (888) 575-5762 or Regions Securities LLC at (404) 279-7400.

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